[Letterhead of American Standard Companies Inc.]

March 17, 2006

Rufus Decker, Esq.

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	American Standard Companies Inc.
Form 10-K Annual Report
File No. 001-11415
Filed February 24, 2006

“Tandy” Letter

Ladies and Gentlemen:

American Standard Companies Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced Form 10-K for the period ended December 31, 2005, hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings with the Securities and Exchange Commission; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours

AMERICAN STANDARD COMPANIES INC.

/s/ Mary Beth Gustafsson
Mary Beth Gustafsson
Senior Vice President, General Counsel and Secretary

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan	Thomas P. Conaghan
Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Attorney at Law
tconaghan@mwe.com
202.756.8161

March 17, 2006

VIA EDGAR AND HAND DELIVERY

Rufus Decker, Esq.

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 10-K Annual Report of American Standard Companies Inc. for the Fiscal Year Ended December 31, 2005

Dear Mr. Decker:

On behalf of American Standard Companies Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff’) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 8, 2006, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). For your convenience, we have reprinted the Staff’s comments below prior to the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2005

Comments applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

In conformity with this comment, the Company is supplementally providing for the Staff below (i) the Free Cash Flow reconciliation table that it intends to include in any future MD&A disclosure relating to the use of Free Cash Flow in the Company’s financial presentation, and (ii) a revised presentation of the Company’s Consolidated Statement of Cash Flows from its Form 10-K Annual Report which excludes the subtotal referred to by the Staff in Comment 2. The Company intends to comply with these comments on a “futures basis” and does not intend to formally amend its 2005 Form 10-K. In support of this position, the Company supplementally advises the Staff that a reconciliation of Free Cash Flow to Cash Provided by Operating Activities was included in the Company’s earnings press release dated January 31, 2006 (and filed with the SEC on Form 8-K on the same date).

March 17, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 28

2.	You disclosed that free cash flow is a non-GAAP financial measure, why it is an important metric in understanding your operating performance, and that cash flow from operating activities is the most directly comparable GAAP measure. However, you have not included a reconciliation of free cash flow to cash flow from operating activities. Please revise your disclosure to include this. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company supplementally advises the Staff that in future “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” presentations the following reconciliation table will immediately follow the discussion of free cash flow:

	2005	2004	2003
Net cash provided by operating activities	$820.4	$764.7	$651.2
Adjustments for items included in net cash provided by operating activities:
Proceeds from initial sale of receivables	—	(27.1)	—
Additions / (deductions) to reconcile to free cash flow:
Purchases of property, plant and equipment	(293.8)	(215.9)	(170.7)
Investments in computer software	(43.3)	(46.6)	(44.9)
Proceeds from disposal of property, plant and equipment	28.2	29.4	23.2

Free cash flow	$511.5	$504.5	$458.8

The table will include a reconciliation of free cash flow for each year presented in the Company’s discussion of operating performance. As discussed in the Company’s response to Comment 1, the Company supplementally advises the Staff that this same reconciliation table appeared in the Company’s 2005 earnings press release.

March 17, 2006

Financial Statements

Statement of Cash Flows, page 56

3.	The presentation of the subtotal net cash provided by operating activities before proceeds from initial sale of receivables represents a non-GAAP measure, which is not permitted under Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise your presentation accordingly.

The Company supplementally advises the Staff that future presentations of the Company’s Statement of Cash Flows will not include the subtotal referred to in the Staff’s comment. The Company is supplementally providing to the Staff, in Exhibit A attached hereto, a revised Statement of Cash Flows from its 2005 Annual Report to show the Staff how the Company expects to present its Statement of Cash Flows in the future.

***

We hope that the foregoing is responsive to the Staff’s comments and requests. Should you have any questions or comments concerning the foregoing, please do not hesitate to contact the undersigned at 202.756.8161.

Sincerely,

/s/ Thomas P. Conaghan

cc:	Mark Cresitello, Esq., American Standard Companies Inc.
Meagan Caldwell, Staff Accountant, Division of Corporation Finance, SEC

March 17, 2006

Exhibit A

CONSOLIDATED STATEMENT OF CASH FLOWS

AMERICAN STANDARD COMPANIES INC.

	Year Ended December 31,
(Amounts in millions)	2005	2004	2003
Cash provided (used) by:
Operating activities:
Net income	$556.3	$313.4	$405.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	180.4	171.0	161.8
Amortization of capitalized software and other intangibles	87.3	90.9	85.0
Equity in earnings of unconsolidated joint ventures, net of dividends received	(20.6)	(15.8)	(14.3)
Non-cash stock compensation	64.5	60.9	60.4
Deferred income taxes	36.8	(156.1)	31.5
Gain on sale of property, plant and equipment	(3.4)	(3.7)	(7.9)
Changes in assets and liabilities:
Accounts receivable	(49.9)	(86.1)	(86.3)
Inventories	(30.0)	(138.4)	(76.5)
Accounts payable	(10.3)	157.6	33.4
Other accrued liabilities and taxes	68.1	53.5	188.2
Post-retirement benefits	(13.0)	(19.1)	(9.4)
Net asbestos indemnity liability	5.2	316.3	0.2
Other current and long-term assets	(74.6)	(84.0)	(102.8)
Other long-term liabilities	23.6	77.2	(17.3)
Proceeds from initial sale of receivables, net	—	27.1	—

Net cash provided by operating activities	820.4	764.7	651.2

Investing activities:
Purchases of property, plant and equipment	(293.8)	(215.9)	(170.7)
Investments in affiliated companies and other businesses	(26.6)	(1.5)	(25.0)
Investments in computer software	(43.3)	(46.6)	(44.9)
Proceeds from repayment/loan to joint venture, net	12.2	(16.2)	—
Proceeds from disposal of property, plant and equipment	28.2	29.4	23.2

Net cash used by investing activities	(323.3)	(250.8)	(217.4)

Financing activities:
Proceeds from issuance of long-term debt	205.3	1.1	33.0
Repayments of long-term debt, including redemption premiums	(211.2)	(2.8)	(129.6)
Net change in revolving credit facilities	319.8	(228.5)	(276.4)
Net change in other short-term debt	(57.8)	26.6	1.8
Purchases of treasury stock	(500.0)	(253.0)	(149.5)
Dividend payments Proceeds from exercise of stock options	(126.4 35.6)	— 36.9	— 54.9
Payments of/proceeds from foreign exchange forward contracts	(4.1)	8.5	38.2
Other common stock issued or reacquired, net and other	8.6	6.6	7.5

Net cash used by financing activities	(330.2)	(404.6)	(420.1)

Effect of exchange rate changes on cash and cash equivalents	(5.6)	8.4	1.4

Net increase in cash and cash equivalents	161.3	117.7	15.1
Cash and cash equivalents at beginning of period	229.4	111.7	96.6

Cash and cash equivalents at end of period	$390.7	$229.4	$111.7

Cash paid during the year for:
Interest	$110.9	$107.3	$114.1
Taxes	$185.3	$160.0	$40.9